SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 11 May 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

BT Group plc
Results for the fourth quarter and year to 31 March 2017
11 May 2017
BT Group plc (BT.L) today announced its results for the fourth quarter and year to 31 March 2017.
Key developments for the year:

Regulatory and compliance matters

●          Agreement reached on Openreach governance; Openreach board established and consultations announced today

●          Ofcom's investigation into historical 'Deemed Consent' use resulted in a £42m fine and c.£300m compensation
●          As announced at Q3, adjustments relating to the investigation of our Italian business amount to £268m for prior year errors, for which we've revised prior periods, and a specific item charge of £245m in the current year for changes in accounting estimates. An additional £15m of investigation costs incurred in Q4
Strategic progress
●          Improvement in customer experience, with 100% of EE and 86% of Consumer inbound calls now handled in the UK and Ireland. Openreach has more than halved missed appointments this quarter year on year
●          Investing for growth with fibre broadband now passed more than 26.5m premises. In mobile, 4G coverage now reaches 80% of the UK's landmass. In content, UEFA Champions League and UEFA Europa League rights secured until 2021
●          Accelerating cost transformation with restructuring programmes across Global Services, Group Functions and Technology, Services & Operations (TSO) saving c.£300m over two years, removing 4,000 roles with a restructuring charge of c.£300m - cost savings to offset market and regulatory pressures and support investment
●          Strategic review of Global Services undertaken; developing a more digital business, prioritising innovation on the cloud-based platforms delivering its products and services, and less dependent on owning local network
Board appointments
●          Jan du Plessis to join our Board on 1 June 2017 and become chairman of BT Group with effect from 1 November 2017

Financial results:
●          Results in line with our revised outlook issued in January 2017, except for normalised free cash flow1 which is c.£300m ahead due to earlier than expected customer collections that will reverse next year
●          Reported revenue up 27% for the year and up 10% for the quarter.  Underlying revenue2 excluding transit adjusted for the acquisition of EE down 0.2% for the year and 0.9% for the quarter
●          Reported basic earnings per share down 33% for the year and 49% for the quarter. Adjusted3 earnings per share for the year and quarter down 9% and 13% respectively
●          Reported profit before tax down 19% for the year and 48% for the quarter. Adjusted3 profit before tax up 5% for the year and down 6% for the quarter
●          Specific items before tax were £1,178m for the year and £591m for the quarter
●          Adjusted3 EBITDA of £7,645m for the year, up 18%, and £2,069m for the quarter, up 2%, with underlying EBITDA2 adjusted for the acquisition of EE down 2.9% for the year and 4.6% for the quarter
●          Net cash inflow from operating activities £6,174m for the year, and £1,591m for the quarter and normalised free cash flow1 £2,782m for the year, and £834m for the quarter
●          Outlook: 2017/18 underlying revenue2 broadly flat, EBITDA3 £7.5bn - £7.6bn and normalised free cash flow1 of £2.7bn - £2.9bn, as the working capital benefit to 2016/17 from earlier than expected customer collections reverses

●          Proposed final dividend of 10.55p, up 10%, giving a full year dividend of 15.40p, also up 10%. Dividend policy remains progressive but 2017/18 dividend growth to be lower than the 10% previously anticipated

	Fourth quarter to 31 March 2017		Year to 31 March 2017
	£m	Change4,5	£m	Change4,5
Reported measures
Revenue	6,122	10%	24,062	27%
Profit before tax	440	(48)%	2,354	(19)%
Basic earnings per share	3.8p	(49)%	19.2p	(33)%
Full year proposed dividends			15.4p	10%

Adjusted measures
Change in underlying revenue2 excluding transit adjusted for the acquisition of EE		(0.9)%		(0.2)%
Adjusted3 EBITDA	2,069	2%	7,645	18%
Change in underlying EBITDA2 adjusted for the acquisition of EE		(4.6)%		(2.9)%
Adjusted3 profit before tax	1,031	(6)%	3,532	5%
Adjusted3 basic earnings per share	8.4p	(13)%	28.9p	(9)%
Normalised free cash flow1	834	£(685)m	2,782	£(316)m
Net debt			8,932	£(906)m
Gavin Patterson, Chief Executive, commenting on the results, said:

"This has been a challenging year for BT. We've faced headwinds in the UK public sector and international corporate markets and must learn from what we found in our Italian business. Openreach also received a fine from Ofcom after an investigation into historical Deemed Consent practices revealed it fell short of the high standards we expect. We take these issues extremely seriously and are putting in place new measures, controls and people to prevent them happening again. Learning from the challenges of this year will make BT a stronger company for the future.

"However, we've also made good progress in a number of areas. Our integration of EE is going well, our UK consumer, SME and corporate businesses are performing strongly, and we've made significant progress in improving customer experience across the group. Our agreement with Ofcom on Openreach governance brings to an end a period of uncertainty. And securing exclusive rights to top-flight European football until 2021 puts our consumer businesses in a strong position.

"We've undertaken a strategic review of Global Services. Technology trends mean that we are now less dependent on owning physical local network assets around the world, creating the opportunity to reposition Global Services as a more focused digital business. We are therefore restructuring our Global Services organisation to enable this strategic refocusing.

"We're also accelerating and expanding our cost transformation programmes, most significantly in our central Group Functions, in Technology, Service and Operations, as well as in several other lines of business. This will help offset market and regulatory pressures and create the capacity for future investment.

"We aspire to be the UK's digital champion. To achieve this, we're ready to invest in the UK's digital infrastructure, in continued improvements in our customer service, and in new technologies to further enhance customer experience. To that end, Openreach has today announced that it's consulting with customers and industry stakeholders on the business case that could support better rural broadband and a large scale Fibre-to-the-premises rollout across the UK."

Performance against 2016/17 outlook:
In January we revised our outlook as a result of the pressures in the UK public sector and international corporate markets and the outcome of the investigation into our Italian business.

	2016/17 initial outlook	2016/17 revised outlook	2016/17 performance
Change in underlying revenue2 excluding transit	Growth	Broadly flat	(0.2%)
Adjusted3 EBITDA	c.£7.9bn	c.£7.6bn	£7,645m
Normalised free cash flow1	£3.1bn - £3.2bn	c.£2.5bn	£2,782m
Dividend per share	≥10% growth	≥10% growth	15.40p, +10%
Share buyback	c.£200m	£206m	£206m

Outlook:
Our outlook for 2017/18 is now as follows:

2017/18
Change in underlying revenue2 excluding transit	Broadly flat
Adjusted3 EBITDA	£7.5bn - £7.6bn
Normalised free cash flow1	£2.7bn - £2.9bn
Dividend per share	Progressive
Share buyback	c.£100m

1  Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
2  Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.  This differs from how we usually adjust for acquisitions as explained on page 4
3  Before specific items, which are defined on page 4
4  The results for the period include EE which we acquired on 29 January 2016.  Unless referred to as underlying adjusted for the acquisition of EE,comparatives only include EE from the date of acquisition
5 Certain prior year results have been revised to reflect the outcome of the investigation into our Italian business.  See Note 1 to the condensed consolidated financial statements

Group results for the fourth quarter and year to 31 March 2017

	Fourth quarter to 31 March			Year to 31 March
	2017	20161	Change2	2017	20161	Change2
	£m	£m	%	£m	£m	%
Revenue
- reported	6,122	5,570	10	24,062	19,012	27
- adjusted3	6,128	5,640	9	24,082	18,879	28
- change in underlying revenue4 excluding transit adjusted for the acquisition of EE			(0.9)			(0.2)
EBITDA
- reported	1,591	1,836	(13)	6,739	6,244	8
- adjusted3	2,069	2,028	2	7,645	6,459	18
- change in underlying EBITDA4 adjusted for the acquisition of EE			(4.6)			(2.9)
Operating profit
- reported	638	1,049	(39)	3,167	3,613	(12)
- adjusted3	1,178	1,241	(5)	4,135	3,828	8
Profit before tax
- reported	440	845	(48)	2,354	2,907	(19)
- adjusted3	1,031	1,097	(6)	3,532	3,351	5
Basic earnings per share
- reported	3.8p	7.5p	(49)	19.2p	28.5p	(33)
- adjusted3	8.4p	9.7p	(13)	28.9p	31.8p	(9)
Capital expenditure	1,022	760	34	3,454	2,622	32
Normalised free cash flow5	834	1,519	(45)	2,782	3,098	(10)
Net debt				8,932	9,838	£(906)m

Line of business results

	Revenue3			EBITDA3			Free cash flow5
Fourth quarter to	2017	20161	Change	2017	20161	Change	2017	20161	Change
31 March	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	1,246	1,195	4	261	318	(18)	159	157	1
EE	1,259	841	50	316	173	83	107	238	n/m
Business and Public Sector	1,222	1,243	(2)	391	455	(14)	433	447	(3)
Global Services	1,422	1,373	4	204	185	10	95	372	(74)
Wholesale and Ventures	541	543	-	220	213	3	147	151	(3)
Openreach	1,289	1,290	-	695	698	-	296	400	(26)
Other	4	4	-	(18)	(14)	(29)	(403)	(246)	(64)
Intra-group items	(855)	(849)	1	-	-	-	-	-	-
Total	6,128	5,640	9	2,069	2,028	2	834	1,519	(45)
Year to 31 March
Consumer	4,934	4,608	7	1,012	1,055	(4)	709	781	(9)
EE	5,090	841	n/m	1,156	173	n/m	570	238	n/m
Business and Public Sector	4,758	4,294	11	1,528	1,414	8	1,293	1,101	17
Global Services	5,479	5,074	8	495	479	3	(245)	151	n/m
Wholesale and Ventures	2,109	2,274	(7)	834	755	10	587	536	10
Openreach	5,098	5,100	-	2,633	2,659	(1)	1,349	1,415	(5)
Other	10	11	(9)	(13)	(76)	83	(1,481)	(1,124)	(32)
Intra-group items	(3,396)	(3,323)	2	-	-	-	-	-	-
Total	24,082	18,879	28	7,645	6,459	18	2,782	3,098	(10)

1  Certain prior year results have been revised to reflect the outcome of the investigation into our Italian business and reorganisation of certain lines of business.  See Note 1 to the condensed consolidated financial statements
2  The results for the period include EE which we acquired on 29 January 2016.  Unless referred to as underlying adjusted for the acquisition of EE, comparatives only include EE from the date of acquisition
3  Before specific items, which are defined on page 4
4  Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.  This differs from how we usually adjust for acquisitions as explained on page 4
5  Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
   n/m = not meaningful

Notes:

1.    Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable with similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported operating profit, reported profit before tax, reported net finance expense and reported EPS are the equivalent unadjusted or statutory measures. Reconciliations of reported to adjusted revenue, operating costs, operating profit, profit before tax and EPS are set out in the Group income statement.  Reconciliations of underlying revenue excluding transit adjusted for the acquisition of EE, underlying operating costs excluding transit adjusted for the acquisition of EE, EBITDA, underlying EBITDA adjusted for the acquisition of EE, net debt and free cash flow to the nearest measures prepared in accordance with IFRS are provided in the notes to the condensed consolidated financial statements and in the Additional Information.

2.    Trends in underlying revenue excluding transit adjusted for the acquisition of EE, underlying operating costs excluding transit adjusted for the acquisition of EE, and underlying EBITDA adjusted for the acquisition of EE are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We exclude transit from the trends as transit traffic is low-margin and is affected by reductions in mobile termination rates. Given the significance of the EE acquisition to the group, in 2016/17 we have calculated underlying revenue excluding transit adjusted for the acquisition of EE, underlying operating costs excluding transit adjusted for the acquisition of EE and underlying EBITDA adjusted for the acquisition of EE (see note 3), as though EE had been part of the group from 1 April 2015.  This is different from how we usually adjust for acquisitions, and was the basis for our 2016/17 outlook. Following the integration of EE since acquisition, from 1 April 2017 underlying trends will no longer be adjusted for the acquisition of EE since this is no longer relevant and the 2017/18 outlook has been prepared on this basis.

3.    We have prepared and published historical financial information adjusted for the acquisition of EE (previously described as pro forma historical financial information) for the eight quarters ended 31 March 2016 for the group and by line of business under our new organisational structure, to illustrate the results as though EE had been part of the group from 1 April 2014. This historical financial information adjusted for the acquisition of EE shows EE's historical results adjusted to reflect BT's accounting policies. In the consolidated group total, we've eliminated historical transactions between BT and EE as though they had been intercompany transactions. We've not made any adjustments to reflect the allocation of the purchase price for EE. And all deal and acquisition-related costs have been treated as specific items and therefore don't impact the published information.

Enquiries

Press office:
Dan Thomas	Tel: 020 7356 5369

Investor relations:
Carl Murdock-Smith	Tel: 020 7356 4909

We will hold the fourth quarter and full year 2016/17 results presentation for analysts and investors in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

We expect to publish the BT Group plc Annual Report & Form 20-F 2017 on 25 May 2017. The Annual General Meeting of BT Group plc will be held at Old Billingsgate, Billingsgate Walk, London, EC3R 6DX, on 12 July 2017.

We are scheduled to announce the first quarter results for 2017/18 on Friday 28 July 2017.

About BT
BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/8016E_-2017-5-11.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 11 May 2017